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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Date: March 16, 2006

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]           Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                 No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On March 16, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company has successfully completed the sale of three shopping centers in Bielsko Biala and Elblag, Poland and in Karvina, the Czech Republic to ING Property Fund Central Europe, a fund managed by ING Real Estate, for a value of approximately EUR 108 million. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                      KONINKLIJKE AHOLD N.V.


                                      By:  /s/ P.N. Wakkie
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Date: March 16, 2006                       Name:  P.N. Wakkie
                                           Title: Executive Vice President and
                                                  Chief Corporate Governance
                                                  Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
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99.1 Royal Ahold press release dated March 16, 2006, announcing that the Company has successfully completed the sale of three shopping centers in Bielsko Biala and Elblag, Poland and in Karvina, the Czech Republic to ING Property Fund Central Europe, a fund managed by ING Real Estate, for a value of approximately EUR 108 million